Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESOLUTIONS PASSED AT THE FIRST EXTRAORDINARY GENERAL MEETING OF 2021

AND

APPOINTMENT OF DIRECTORS

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that the Company’s first extraordinary general meeting of 2021 (the “EGM”) was held in Beijing at 9 a.m. on 21 October 2021 and the resolutions set out below were duly passed.

The Board also wishes to notify the shareholders of the Company (the “Shareholders”) of details relating to the appointment of Directors.

Resolutions Passed at the First Extraordinary General Meeting of 2021

We refer to the notice of the EGM dated 6 September 2021 and the circular of the Company dated 6 September 2021 in relation to the EGM (the “Circular”). Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that the EGM was held at Beijing Soluxe Heyi Hotel Tarim, 5 Beishatan, Chaoyang District, Beijing, the PRC at 9 a.m. on 21 October 2021.

The meeting was convened by the Board, and was chaired by Mr. Duan Liangwei, a non-executive Director. Some of the Directors, Supervisors and senior management of the Company attended the EGM. The EGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the EGM, the following ordinary resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

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Ordinary Resolutions		Number of votes cast	Percentage (%)
1.	To consider and approve the election of the following nominated as directors of the Company (Cumulative Voting):
	(1) Mr. Hou Qijun as director of the Company;	155,614,935,297	100.020354
	(2) Mr. Ren Lixin as director of the Company.	155,532,764,786	99.967540

As the above resolutions were passed by a simple majority, these resolutions were duly passed as ordinary resolutions.

As at the date of the EGM:

(1)

The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out above at the EGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the EGM is as follows:

Number of Shareholders or proxies who attended and voted at the EGM	54
Total number of voting shares of the Company held by such attending Shareholders or proxies	155,583,267,474
of which: A Shares H Shares	147,491,983,237 8,091,284,237
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company (%)	85.008434
of which: A Shares (%) H Shares (%)	80.587474 4.420960

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(4)

The poll results were subject to scrutiny by Hou Jiehan and Fan Kun, representatives of holders of A Shares, Lu Yaozhong, Supervisor of the Company, Gao Yimin and Wu Han of King & Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

Appointment of Directors

The Board is pleased to announce that according to the poll results of the EGM, Mr. Hou Qijun and Mr. Ren Lixin were elected as the Directors, effective immediately. Except that the spouse of Mr. Ren Lixin no longer held 6,300 A Shares as at the date of this announcement, other details of Mr. Hou Qijun and Mr. Ren Lixin set out in the Circular remained unchanged. Please refer to the Circular for biographical details of Mr. Hou Qijun and Mr. Ren Lixin.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, China

21 October 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Ren Lixin as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

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